Mail Stop 7010

      August 10, 2005



Mr. Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation
600 Century Plaza Drive, Suite 140
Houston, Texas 77073-6033


	RE: Form 10-K for the Fiscal Year ended December 31, 2004
	        Form 10-Q for the Quarter ended March 31, 2005
                    File No. 1-14217

Dear Mr. Raiford:

		We have reviewed your response letter dated July 14,
2005
and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Note 2 - Summary of Significant Accounting Policies, page 43
2. We have reviewed your response to comment 7. Please clarify whether all depreciation and amortization expense is included in the selling, general and administrative costs line item. If so, please tell us how you determined this treatment is appropriate given the guidance of paragraph 72 of SOP 81-1. If amounts are allocated to direct costs, please disclose your method for allocating these amounts.

Note 8 - Operating Leases, page 51
3. We have reviewed your response to comment 11. Please tell us more about your lease containing step rent provisions and capital improvement funding. Specifically address the following:
* Tell us when the lease was initiated and when the rent concessions were provided;
* Provide us with a summary of the lease terms including when the lease terminates; and
* Tell us how you accounted for the rent concessions in the period they were provided.

Note 11 - Related-Party Transactions, page 53
4. We have reviewed your response to comment 12. Please address the following related to your investment in PEI:
* Tell us the amount each partner initially invested in PEI as well as when PEI was created;
* Tell us the amount that was paid by PEI for the purchase of the building;
* Tell us the amount of equity income (loss) you recorded for each of the three years ended December 31, 2004 related to this investment.
Tell us why your one-third investment in PEI was valued at zero at December 31, 2004;
* Tell us if you intend to renew the lease for office space with PEI that expires in 2005 and the terms of the new lease, if applicable;
and
* Provide us with a comprehensive explanation of how you determined that the conditions provided in paragraph 5 of FIN 46(R) do not exist. Your explanation should address each condition and the specific facts and circumstances that led you to believe the condition did not exist.



Form 10-Q for the period ended March 31, 2005

General
5. Please address the comments above in your interim filings as well.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.


          						Sincerely,



								Rufus Decker
								Branch Chief

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Robert W. Raiford
ENGlobal Corporation
August 10, 2005
Page 3 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE